A. The graphic presentation displayed here consists of a bar chart representing the annual total return of Growth Opportunity Fund as of the calendar year-end for one year.

The `y' axis reflects the "% Total Return" beginning with "-5" and increasing in increments of 0.5% up to 0%.

The `x' axis represents calculation periods (from the earliest calendar year end of the Fund's start of business through the calendar year ended December 31, 1998. The light gray shaded chart features one distinct vertical bar, shaded in charcoal, and each visually representing by height the total return percentage for the calendar year stated directly at its base. The calculated total return percentage for the Fund is stated directly at the top of the bar. The percentage note is: -1.65%. Within the period shown in the Chart, the Fund's highest quarterly return was 18.86%. Its lowest quarterly return was -18.67%. B. The graphic presentation displayed here consists of a bar chart representing the annual total returns of International Fund as of the calendar year-end for each of five years. The `y' axis reflects the "% Total Return" beginning with "-15" and increasing in increments of 5% up to 25%. The `x' axis represents calculation periods from the earliest calendar year end of the Fund's start of business through the calendar year ended December 31, 1998. The light gray shaded chart features five distinct vertical bars, each shaded in charcoal, and each visually representing by height the total return percentages for the calendar year stated directly at its base. The calculated total return percentage for the Fund for each calendar year is stated directly at the top of each respective bar, for the calendar years 1994 through 1998. The percentages noted are: -11.26, 2.37, 21.29, -1.45, -1.14. Within the period shown in the Chart, the Fund's highest quarterly return was 16.95%. Its lowest quarterly return was -17.93%.